SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
_________________________

FORM 8-A/A
Amendment No. 5

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MGIC Investment Corporation
(Exact name of registrant as specified in its charter)

Wisconsin (State of incorporationor organization)	39-1486475 (IRS EmployerIdentification No.)

MGIC Plaza, 250 East Kilbourn Avenue, Milwaukee, Wisconsin (Address of principal executive offices)	53202 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

This Amendment No. 5 to the Registration Statement on Form 8-A/A is filed by MGIC Investment Corporation (the “Company”) to (a) amend and restate Items 1 and 2 of the Form 8-A filed by the Company on July 27, 1999, as previously amended, to reflect the adoption of the Company’s Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of July 25, 2012, between the Company and Wells Fargo Bank, National Association, as Rights Agent (the “Rights Agent”), which amended and restated the Company’s existing Amended and Restated Rights Agreement, dated as July 7, 2009 (the “2009 Rights Agreement”) and (b) file the Rights Agreement as Exhibit 4.1 hereto.

Item 1.	Description of Registrant’s Securities to be Registered.

On July 22, 1999, pursuant to a previous rights agreement, the Board of Directors (our “Board”) of the Company declared a dividend of one common share purchase right (a “Right”) for each outstanding share of common stock, $1.00 par value (the “Common Shares”), of the Company.  The dividend was payable on August 9, 1999 to the shareholders of record on that date (the “Record Date”). On July 7, 2009, our Board adopted the 2009 Rights Agreement in an effort to protect shareholder value by attempting to diminish the risk that the Company’s ability to use its net operating losses (“NOLs”) to reduce potential future federal income tax obligations may become substantially limited and by deterring certain abusive takeover practices. On July 25, 2012, our Board amended and restated the 2009 Rights Agreement by adopting the Rights Agreement.

We provide the following summary description of the Rights Agreement. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is filed as Exhibit 4.1 to this Form 8-A/A and incorporated herein by reference.  A copy of the Rights Agreement is available free of charge from our Company.

The Rights. The Rights will initially trade with, and will be inseparable from, the Common Shares. The Rights are evidenced only by certificates that represent Common Shares. New Rights will accompany any new Common Shares we issue until the Distribution Date described below or until the Rights are redeemed or the Rights Agreement expires.

Exercise Price. Each Right will allow its holder to purchase from our Company one-half of one Common Share for $14.00 per full Common Share (equivalent to $7.00 for each one-half of a Common Share), once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until the earlier of (1) 10 days after the public announcement, or the Board concluding, that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 5.0% or more of our outstanding Common Shares, subject to certain exceptions, or (2) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an “Acquiring Person.”

We refer to the date when the Rights become exercisable as the “Distribution Date.” Until that date, the certificates for the Common Shares will also evidence the Rights, and any transfer of Common Shares will constitute a transfer of Rights. After that date, the Rights will separate from the Common Shares and be evidenced by book entry credits or by Rights certificates that we will mail to all eligible holders of Common Shares. Any Rights held by an Acquiring Person are void and may not be exercised.

Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $14.00, purchase Common Shares with a market value of $28.00, based on the market price of the Common Shares prior to such acquisition.

Expiration. The Rights will expire on August 1, 2015, subject to extension or earlier expiration of the Rights as provided under the Rights Agreement.

Redemption. Our Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our Common Shares.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding Common Shares, our Board may extinguish the Rights by exchanging one Common Share or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Common Shares, the number of Common Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Common Shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Item 2.	Exhibits.

(4.1)	Amended and Restated Rights Agreement, dated as of July 25, 2012, between MGIC Investment Corporation and Wells Fargo Bank, National Association.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MGIC INVESTMENT CORPORATION

Date: July 31, 2012	By:	/s/ Jeffrey H. Lane
Jeffrey H. Lane
Executive Vice President, General Counsel and Secretary

MGIC INVESTMENT CORPORATION
FORM 8-A/A
EXHIBIT INDEX

Exhibit Number	Description

(4.1)	Amended and Restated Rights Agreement, dated as of July 25, 2012, between MGIC Investment Corporation and Wells Fargo Bank, National Association.